Hopster's LLC

Financial Statements

December 31, 2015 and 2014

Hopster's LLC
Financial Statements
December 31, 2015 and 2014

Table of Contents

Burke & Raphael LLC

Certified Public Accountants

## INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members
Hopster's LLC
Wayland, MA

We have reviewed the accompanying financial statements of Hopster's LLC, which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations and members' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the Unites States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

### Accountant's Conclusion

Based on our reviews, except for the issue noted in the Known Departure From Accounting Principles Generally Accepted in the United States of America paragraph, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

### Known Departure From Accounting Principles Generally Accepted in the United States of America

Accounting principles generally accepted in the United States of America require the primary beneficiary of a variable interest entity to consolidate the variable interest entity in its financial statements. Management has informed us that the Company's financial statements do not include the accounts of Hopster's Alley LLC, which the Company has determined is a variable interest entity and in which the Company holds a variable interest entity and is the primary beneficiary. The effects of this departure from accounting principles generally accepted in the United States of America on the financial position, results of operations, and cash flows have not been determined.

Burke + Raphael LLC

November 16, 2016
Natick, Mass

1

209 West Central Street, Suite 117, Natick, MA 01760 ◆ Phone 508-653-0018 ◆ Fax 508-653-7001

Hopster's LLC
Balance Sheets
December 31, 2015 and 2014

<u>Assets</u>

| | | 2015 | | 2014 |
|---|---|---|---|---|
| **Current Assets:** | | | | |
| Cash | $ | 17,911 | $ | 16,580 |
| Inventory | | 13,700 | | 15,193 |
| Total current assets | | 31,611 | | 31,773 |
| | | | | |
| **Property and Equipment:** | | | | |
| Furniture and fixtures | | 41,507 | | 36,491 |
| Equipment | | 406,730 | | 396,474 |
| Vehicles | | 162,792 | | 63,255 |
| Leasehold Improvements | | 165,772 | | 164,102 |
| | | 776,801 | | 660,322 |
| Less accumulated depreciation | | (248,450) | | (138,657) |
| Net property and equipment | | 528,351 | | 521,665 |
| | | | | |
| **Other Assets:** | | | | |
| Due from related party | | 96,435 | | - |
| Loan acquisition costs, net of accumulated amortization of $1,554 in 2015 and $888 in 2014 | | 1,775 | | 2,441 |
| Security deposit | | 3,500 | | 3,500 |
| | | 101,710 | | 5,941 |
| | | | | |
| **Total Assets** | $ | 661,672 | $ | 559,379 |

<u>Liabilities and Members' Equity</u>

| | | 2015 | | 2014 |
|---|---|---|---|---|
| **Current Liabilities:** | | | | |
| Accounts payable and accrued expenses | $ | 39,834 | $ | 39,913 |
| Deferred revenues | | 55,415 | | 63,485 |
| Line of Credit | | 22,044 | | - |
| Current maturities of long-term debt | | 123,208 | | 87,547 |
| Total current liabilities | | 240,501 | | 190,945 |
| | | | | |
| Long-Term Debt, net of current portion | | 283,291 | | 247,698 |
| | | | | |
| Members' Equity | | 137,880 | | 120,736 |
| | | | | |
| Total Liabilities and Members' Equity | $ | 661,672 | $ | 559,379 |

See accompanying notes and independent accountants' review report.

Hopster's LLC
Statements of Operations and Members' Equity
For the Years Ended December 31, 2015 and 2014

|  | 2015 | 2014 |
|---|---|---|
| Revenues | $ 1,288,438 | $ 1,248,091 |
| Cost of Revenues | 321,132 | 367,180 |
| Gross Profit | 967,306 | 880,911 |
| Operating Expenses: |  |  |
| Sales and marketing expenses | 57,005 | 114,391 |
| General and administration | 712,902 | 831,566 |
| Interest expense | 12,557 | 10,539 |
| Total operating expenses | 782,464 | 956,496 |
| Net Income (Loss) | $ 184,842 | $ (75,585) |
|  |  |  |
| Members' Equity, Beginning of Year | $ 120,736 | $ 214,377 |
| Net Income (Loss) | 184,842 | (75,585) |
| Member Contributions | - | 139,220 |
| Member Distributions | (167,698) | (157,276) |
| Members' Equity, End of Year | $ 137,880 | $ 120,736 |

See accompanying notes and independent accountants' review report.

3

Hopster's LLC
Statements of Cash Flows
For the Years Ended December 31, 2015 and 2014

|  | 2015 | 2014 |
|---|---|---|
| **Cash Flows from Operating Activities:** |  |  |
| Net Income (Loss) | $ 184,842 | $ (75,585) |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: |  |  |
| Depreciation | 126,753 | 108,145 |
| Amortization | 666 | 666 |
| (Increase) decrease in inventory | 1,493 | (11,089) |
| Increase (decrease) in accounts payable | (79) | (75,331) |
| Increase (decrease) in deferred revenues | (8,070) | 21,788 |
| Net cash provided by (used in) operating activities | 305,605 | (31,406) |
|  |  |  |
| **Cash Flows from Investing Activities:** |  |  |
| Expenditures for property and equipment | (30,192) | (59,862) |
| Loan to related party | (96,435) | - |
| Net cash used in investing activities | (126,627) | (59,862) |
|  |  |  |
| **Cash Flows from Financing Activities:** |  |  |
| Proceeds from line of credit, net of repayments | 22,044 | - |
| Proceeds from long-term debt | 64,391 | 68,308 |
| Principal payments on long-term debt | (96,384) | (43,899) |
| Distributions to LLC members | (167,698) | (157,276) |
| Contributions from LLC members | - | 139,220 |
| Net cash provided by (used in) financing activities | (177,647) | 6,353 |
|  |  |  |
| Net Increase (Decrease) in Cash | 1,331 | (84,915) |
|  |  |  |
| Cash, Beginning of Year | 16,580 | 101,495 |
|  |  |  |
| Cash, End of Year | $ 17,911 | $ 16,580 |
|  |  |  |
| **Supplemental Disclosures:** |  |  |
| Interest paid | $ 12,557 | $ 10,539 |
| Notes payable for purchase of vehicles | 103,247 | 59,255 |

See accompanying notes and independent accountants' review report.

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Hopster's LLC
Notes to Financial Statements
December 31, 2015 and 2014

## Note 1 – Description of Operations

Hopster's LLC ("The Company") owns and operates a craft microbrewery and restaurant in Newton, Massachusetts. The Company was organized as a Massachusetts Limited Liability Company on April 5, 2013.

## Note 2 – Significant Accounting Policies

### A. Cash and Cash Equivalents

Cash includes cash held in banks and cash on hand.

### B. Property and Equipment:

Property and equipment are recorded at cost. Depreciation is provided using the straight line method over the estimated useful lives of the respective assets, generally 5 to 7 years. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income. Depreciation expense for the years ended December 31, 2015 and 2014 was $126,753 and $108,145 respectively.

### C. Income Taxes:

The Company is treated as a partnership for federal and state income tax purposes. In lieu of income taxes, the members of a partnership are taxed on their proportionate share of the partnership's taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

### D. Deferred Revenues

Deferred revenues represent amounts for gift cards sold but not yet redeemed. The Company estimates that approximately 50% of gift cards sold will never be redeemed. The Company recognizes revenues at 50% immediately upon sale of gift cards. For the other 50%, the Company defers and then recognizes revenues ratably over a period of five months, which is the Company's best estimate of the pattern of how gift cards are redeemed.

### E. Advertising

The Company expenses advertising costs as they are incurred.

See independent accountants' review report.

Hopster's LLC
Notes to Financial Statements
December 31, 2015 and 2014

Note 2 – Significant Accounting Policies (Continued)

F. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. Date of Management Review

In preparing the accompanying financial statements, management has evaluated events and transactions for potential recognition or disclosure through November 16, 2016, the date the financial statements were available to be issued.

Note 3 – Concentration of Cash Balances

The Company maintains cash accounts in a Massachusetts bank. Accounts are guaranteed by the FDIC up to $250,000. As of December 31, 2015 and 2014, the Company's uninsured cash balances totaled 0.

Note 4 – Inventory

Inventory consists of raw ingredients as well as finished products. Inventory values are recorded at the lower of cost or market.

Note 5 - Due from Related Party

During 2015 the Company advanced funds to another LLC whose member is also a member of the Company. The loans are interest free and have no fixed repayment schedule. The balance at December 31, 2015 was $96,435.

Note 6 – Line of Credit

The Company has a line of credit with Eastern Bank in the amount of $30,000. Interest is payable monthly at Prime plus 4.5 percentage points (8% at December 31, 2015). The loan is secured by assets of the Company and has been personally guaranteed by a member of the LLC. The balance on the loan was $22,044 at December 31, 2015 and 0 at December 31, 2014.

Hopster's LLC
Notes to Financial Statements
December 31, 2015 and 2014

Note 7 - Long-Term Debt

At December 31, notes payable consist of the following:

| | 2015 | 2014 |
|---|---|---|
| People's United Bank, note due in monthly installments of $2,763 with interest at 3.95% through 2018, secured by all assets and personally guaranteed by a member of the the LLC | $ 93,414 | $ 122,255 |
| Eastern Bank, note due in monthly installments of $1,411 with interest at 7.75% through 2020, secured by all assets and personally guaranteed by a member of the LLC | 64,391 | - |
| People's United Bank, note due in monthly installments of $1,092 with interest at 5.2% through 2017, secured by all assets and personally guaranteed by a member of the LLC | 14,418 | 23,229 |
| People's United Bank, note due in monthly installments of $527 with interest at 3% through 2015, secured by all assets and personally guaranteed by a member of the LLC | - | 3,857 |
| Loan payable due in monthly installments of $3,972 with interest at 3% through 2017, unsecured | 94,053 | 134,213 |
| Auto loan due in monthly installments of $1,670 with Interest at 4.38% through 2021, secured by a vehicle | 101,704 | - |
| Auto loan due in monthly installments of $679 with interest at 3.99%, through 2021, secured by a vehicle | 38,519 | - |
| Auto loan due in monthly installments of $906 with interest at 3.2%, secured by a vehicle. | - | 51,691 |
| Total notes payable | 406,499 | 335,245 |
| Less current maturities | 123,208 | 87,547 |
| Long-term debt | $ 283,291 | $ 247,698 |

See independent accountants' review report.

Hopster's LLC
Notes to Financial Statements
December 31, 2015 and 2014

Note 7 - Long-Term Debt (Continued)

Principal payments due on long-term debt are as follows:

| | |
|---|---|
| 2016 | $ 123,208 |
| 2017 | 116,759 |
| 2018 | 73,299 |
| 2019 | 41,344 |
| 2020 | 35,113 |
| 2021 | 16,776 |
| Total | $ 406,499 |

Note 8 – Lease Commitments

The Company leases space in Newton, Massachusetts under a lease agreement that expires June 30, 2020, with an option to renew for an additional 5 year period. The lease calls for monthly payments beginning at $3,714 per month and increasing each year to $4,202 per month, plus amounts for operating expenses and real estate taxes. Rent expense under this lease amounted to $56,122 for the year ended December 31, 2015 and $55,491 for the year ended December 31, 2014.

At December 31, 2015, future minimum rental payments due under non-cancelable operating leases are as follows:

| | |
|---|---|
| 2016 | $ 45,292 |
| 2017 | 46,730 |
| 2018 | 48,175 |
| 2019 | 49,666 |
| 2020 | 25,211 |

Note 9 – Income Taxes

The Company evaluates all significant tax positions as required by generally accepted accounting principles in the United States. As described in Note 2, the Company is not a taxpaying entity for income tax purposes, and thus any change as a result of examination by government agencies would not have an impact at the entity level. As of December 31, 2015, the Company does not believe that it has taken any tax positions that would require the recording of any additional tax liability nor does it believe that there are any unrealized tax benefits that would either increase or decrease within the next twelve months. The Company's income tax returns are subject to examination by the appropriate taxing jurisdictions. As of December 31, 2015, the Company's federal and state tax returns generally remain open for examination from the years 2012 to present.

See independent accountants' review report.

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